EXHIBIT 21.1
LIST OF SUBSIDIARIES OF
COMPASS BANCSHARES, INC.

Name of Subsidiary	Place of Incorporation
Compass Bank	Alabama
Central Bank of the South	Alabama
Compass Southwest LP	Texas